Filed Pursuant to Rule 433

Registration No. 333-231404

Final Term Sheet

July 27, 2020

U.S. $11,000,000,000

AT&T Inc.

U.S.$2,250,000,000 1.650% GLOBAL NOTES DUE 2028

U.S.$2,500,000,000 2.250% GLOBAL NOTES DUE 2032

U.S.$2,500,000,000 3.100% GLOBAL NOTES DUE 2043

U.S.$2,250,000,000 3.300% GLOBAL NOTES DUE 2052

U.S.$1,500,000,000 3.500% GLOBAL NOTES DUE 2061

ISSUER:	AT&T Inc. (“AT&T”)

TITLE OF SECURITIES:

1.650% Global Notes due 2028 (the “2028 Notes”),

2.250% Global Notes due 2032 (the “2032 Notes”),

3.100% Global Notes due 2043 (the “2043 Notes”),

3.300% Global Notes due 2052 (the “2052 Notes”), and

3.500% Global Notes due 2061 (the “2061 Notes” and, together with the 2028 Notes, the 2032 Notes, the 2043 Notes and the 2052 Notes, the “Notes”)

TRADE DATE:	July 27, 2020

SETTLEMENT DATE (T+6*):	August 4, 2020

MATURITY DATE:

February 1, 2028, at par, for the 2028 Notes

February 1, 2032, at par, for the 2032 Notes

February 1, 2043, at par, for the 2043 Notes

February 1, 2052, at par, for the 2052 Notes

February 1, 2061, at par, for the 2061 Notes

AGGREGATE PRINCIPAL AMOUNT OFFERED:	$2,250,000,000 for the 2028 Notes $2,500,000,000 for the 2032 Notes $2,500,000,000 for the 2043 Notes $2,250,000,000 for the 2052 Notes $1,500,000,000 for the 2061 Notes

PRICE TO PUBLIC (ISSUE PRICE):	99.874% for the 2028 Notes 99.819% for the 2032 Notes 99.952% for the 2043 Notes 99.942% for the 2052 Notes 99.936% for the 2061 Notes

GROSS SPREAD:	0.350% for the 2028 Notes 0.400% for the 2032 Notes 0.600% for the 2043 Notes 0.750% for the 2052 Notes 0.800% for the 2061 Notes

PRICE TO AT&T:	99.524% for the 2028 Notes 99.419% for the 2032 Notes 99.352% for the 2043 Notes 99.192% for the 2052 Notes 99.136% for the 2061 Notes

NET PROCEEDS:	$2,239,290,000 for the 2028 Notes $2,485,475,000 for the 2032 Notes $2,483,800,000 for the 2043 Notes $2,231,820,000 for the 2052 Notes $1,487,040,000 for the 2061 Notes

USE OF PROCEEDS:	AT&T intends to use the proceeds for general corporate purposes, including funding the cash consideration for concurrent tender offers of certain debt securities issued by AT&T.

UNDERWRITERS’ REIMBURSEMENT OF AT&T’S EXPENSES:	Underwriters to reimburse $6,200,000 of AT&T’s expenses.

INTEREST RATE:	1.650% per annum for the 2028 Notes 2.250% per annum for the 2032 Notes 3.100% per annum for the 2043 Notes 3.300% per annum for the 2052 Notes 3.500% per annum for the 2061 Notes

INTEREST PAYMENT DATES:	Semiannually on each February 1 and August 1, commencing on February 1, 2021.

DENOMINATIONS:	Minimum of $2,000 and integral multiples of $1,000 thereafter

OPTIONAL REDEMPTION:

Each series of the Notes may be redeemed at any time prior to the applicable Par Call Date (as set forth in the table below), as a whole or in part, at our option, at any time and from time to time on at least 10 days’, but not more than 40 days’, prior notice at a make-whole call equal to the greater of (i) 100% of the principal amount of the Notes of such series to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus a number of basis points equal to the applicable Make-Whole Spread (as set forth in the table below). Each series of the Notes may be redeemed at any time on or after the applicable Par Call Date, as a whole or in part, at our option, at any time and from time to time on at least 10 days’, but not more than 40 days’, prior notice at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed. Accrued interest will be payable to the redemption date.

Series	Par Call Date	Make-Whole Spread

2028 Notes	December 1, 2027	20 bps

2032 Notes	November 1, 2031	25 bps

2043 Notes	August 1, 2042	30 bps

2052 Notes	August 1, 2051	35 bps

2061 Notes	August 1, 2060	35 bps

TAX GROSS UP:	Comparable to prior AT&T transactions.

TAX CALL:	Comparable to prior AT&T transactions.

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

RATINGS:	Moody’s: Baa2 (Stable) S&P: BBB (Stable) Fitch: A- (Stable)

JOINT BOOKRUNNERS:

Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC

Loop Capital Markets LLC, Barclays Capital Inc., BBVA Securities Inc., BNP Paribas Securities Corp., BofA Securities, Inc., Citigroup Global Markets Inc., Commerz Markets LLC, Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc., ICBC Standard Bank Plc, Mizuho Securities USA LLC, MUFG Securities Americas Inc., RBC Capital Markets, LLC, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, SMBC Nikko Securities America, Inc., TD Securities (USA) LLC and Wells Fargo Securities, LLC

SENIOR CO-MANAGERS:	BNY Mellon Capital Markets, LLC, Intesa Sanpaolo S.p.A., Standard Chartered Bank, SunTrust Robinson Humphrey, Inc. and U.S. Bancorp Investments, Inc. ANZ Securities, Inc., CIBC World Markets Corp. and Regions Securities LLC

CO-MANAGERS:	Academy Securities, Inc., Blaylock Van, LLC, C.L. King & Associates, Inc., Cabrera Capital Markets LLC, CastleOak Securities, L.P., Drexel Hamilton, LLC, Great Pacific Securities, MFR Securities, Inc., Mischler Financial Group, Inc., Multi-Bank Securities, Inc., R. Seelaus & Co., LLC, Samuel A. Ramirez & Company, Inc. and Siebert Williams Shank & Co., LLC

CUSIP NUMBER:	00206R KG6 for the 2028 Notes 00206R KH4 for the 2032 Notes 00206R KD3 for the 2043 Notes 00206R KE1 for the 2052 Notes 00206R KF8 for the 2061 Notes

ISIN NUMBER:	US00206RKG64 for the 2028 Notes US00206RKH48 for the 2032 Notes US00206RKD34 for the 2043 Notes US00206RKE17 for the 2052 Notes US00206RKF81 for the 2061 Notes

REFERENCE DOCUMENT:	Preliminary Prospectus Supplement, dated July 27, 2020; Prospectus, dated May 13, 2019

* Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next three business days will be required, by virtue of the fact that the Notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING DEUTSCHE BANK SECURITIES INC. AT 1-800-503-4611, GOLDMAN SACHS & CO. LLC AT 1-866-471-2526 (TOLL FREE), J.P. MORGAN SECURITIES LLC AT (212) 834-4533 OR MORGAN STANLEY & CO. LLC AT 1-866-718-1649 (INSTITUTIONAL INVESTORS) OR 1-800-584-6837 (RETAIL INVESTORS).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.